  Exhibit 99.1

High Tide Announces Closing of $15 Million in Subordinated Debt Facility

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short form base shelf prospectus dated August 3, 2023.

CALGARY, AB, Aug. 2, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to announce the initial closing of its previously disclosed subordinated debt facility of $1,000 principal subordinate secured debentures of the Company (each, a "Debenture") for aggregate gross proceeds of $15 million (the "Facility") at a price of $900 per Debenture, pursuant to subscription agreements with arm's length institutional credit providers (collectively, the "Lenders").

The Debentures will mature on July 31, 2029, and bear interest at a fixed rate of 12% per annum on drawn amounts, payable quarterly. The Debentures are governed by the terms and conditions of a debenture trust indenture between the Company and Olympia Trust Company in its capacity as trustee and collateral agent. The Company may redeem the Debentures at any time prior to maturity, in whole or in part, upon sixty days' notice and payment of certain penalties as applicable. The Company's obligations under the Debentures are collaterally secured by general security and guarantee agreements from the Company and certain subsidiaries of the Company and rank in second position to the Company's existing senior lender.

Pursuant to the terms of the subscription agreements, the Debentures will be drawn in two tranches: (i) $10,000,000 principal amount which has been drawn on the initial closing (the "Initial Tranche") and (ii) $5,000,000 in November 2024 (the "Final Tranche"). The Final Tranche, until drawn, will be subject to a 1% per annum standby fee.

In connection with the closing of the Initial Tranche, the Company issued an aggregate of 230,760 common shares of the Company (each a "Common Share") at a price of $3.47 per Common Share to the Lenders. The TSX Venture Exchange (the "TSXV") has conditionally approved the issuance of the Common Shares. Issuance of the shares will be subject to the Company fulfilling all of the listing requirements of the TSXV for its final approval.

Ventum Capital Markets is acting as financial advisor to the Corporation in connection with arranging the Facility.

All Debentures and Common Shares issued pursuant to the Facility will be subject to a statutory hold period of four months plus one day from the date of issuance in accordance with applicable securities legislation in Canada and restrictions on resale in the United States with applicable U.S. restrictive legends as required pursuant to the United States Securities Act of 1933, as amended (the "U.S. Securities Act").

The net proceeds of the Facility will be used for debt repayment, ongoing development of the Company's business model and general working capital purposes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The offer and sale of the securities has not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. All figures are expressed in Canadian dollars unless otherwise noted.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 180 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Hue, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

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[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the receipt of final approval of the TSXV, whether the Company will redeem the debentures prior to maturity, the anticipated use of proceeds, and the timing of the drawing of the Final Tranche. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 14:05e 02-AUG-24